Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated May 14, 2026
Relating to Preliminary Prospectus Supplement dated May 14, 2026 and
Prospectus dated July 11, 2025
Registration No. 333-288640

Blackstone Secured Lending Fund

$650,000,000 5.900% Notes due 2031

PRICING TERM SHEET

May 14, 2026

The following sets forth the final terms of the 5.900% Notes due 2031 (the “Notes”) and should only be read together with the preliminary prospectus supplement dated May 14, 2026 (the “Preliminary Prospectus Supplement”) related to the Notes, and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars.

Issuer:	Blackstone Secured Lending Fund
Security Title:	5.900% Notes due 2031
Expected Ratings*:	Moody’s: Baa2/Stable S&P: BBB-/Positive Fitch: BBB/Stable
Aggregate Principal Amount Offered:	$650,000,000
Trade Date:	May 14, 2026
Settlement Date**:	May 21, 2026 (T+5)
Maturity Date:	May 21, 2031
Interest Payment Dates:	May 21 and November 21, commencing November 21, 2026
Price to Public (Issue Price):	98.849% of the principal amount
Coupon (Interest Rate):	5.900%
Yield to Maturity:	6.171%
Spread to Benchmark Treasury:	+205 basis points
Benchmark Treasury:	3.875% due April 30, 2031
Benchmark Treasury Price and Yield:	98-29 / 4.121%
Optional Redemption:

Prior to April 21, 2031 (one month prior to the maturity date of the Notes) (the “Par Call Date”), the Company may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a redemption price equal to the greater of:

-      (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate plus 35 basis points less (b) interest accrued to the date of redemption, or

-      100% of the principal amount of the Notes to be redeemed,

On or after the Par Call Date, the Company may redeem some or all of the Notes at any time, or from time to time, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus, in each case, accrued and unpaid interest, if any, to, but excluding, the redemption date.

Denomination:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP / ISIN:	09261X AN2 / US09261XAN21
Joint Book-Running Managers:

Goldman Sachs & Co. LLC

Barclays Capital Inc.

Citigroup Global Markets Inc.

SMBC Nikko Securities America, Inc.

Truist Securities, Inc.

MUFG Securities Americas Inc.

Deutsche Bank Securities Inc.

J.P. Morgan Securities LLC

Morgan Stanley & Co. LLC

RBC Capital Markets, LLC

Wells Fargo Securities, LLC

BNP Paribas Securities Corp.

BofA Securities, Inc.

ING Financial Markets LLC

TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

Credit Agricole Securities (USA) Inc.

HSBC Securities (USA) Inc.

Mizuho Securities USA LLC

Regions Securities LLC

SG Americas Securities, LLC

Standard Chartered Bank

Co-Managers:

Blackstone Securities Partners L.P.

BNY Mellon Capital Markets, LLC

CIBC World Markets Corp.

Fifth Third Securities, Inc.

M&T Securities, Inc.

Keefe, Bruyette & Woods, Inc.

Natixis Securities Americas LLC

Raymond James & Associates, Inc.

Synovus Securities, Inc.

Academy Securities, Inc.

CastleOak Securities, L.P.

Drexel Hamilton, LLC

R. Seelaus & Co., LLC

Note:    *A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Note:    **Blackstone Secured Lending Fund expects that delivery of the Notes will be made to investors on or about May 21, 2026, which will be the fifth business day following the date hereof. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the business day before the delivery of the Notes will be required, by virtue of the fact that the Notes initially settle in T+5, to specify an alternative arrangement at the time of any such trade to prevent a failed settlement and should consult their own advisors.

Investors are advised to carefully consider the investment objectives, risks, charges and expenses of Blackstone Secured Lending Fund before investing. The Preliminary Prospectus Supplement contains this and other information about Blackstone Secured Lending Fund and should be read carefully before investing.

The information in the Preliminary Prospectus Supplement is not complete and may be changed. The Preliminary Prospectus Supplement and this pricing term sheet are not offers to sell any securities of Blackstone Secured Lending Fund and are not soliciting an offer to buy such securities in any state or jurisdiction where such offer and sale is not permitted. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Blackstone Secured Lending Fund, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement if you request it from Goldman Sachs & Co. LLC toll-free at 1-(866) 471-2526; Barclays Capital Inc., 745 Seventh Avenue, New York, New York 10019, Attention: Syndicate Registration, Telephone: 1-(888) 603-5847; Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, Telephone: 1-(800) 831-9146, email: prospectus@citi.com; SMBC Nikko Securities America, Inc., Telephone: 1-(888) 868-6856, email: prospectus@smbcnikko-si.com; or Truist Securities, Inc., 740 Battery Avenue SE, 3rd Floor, Atlanta Georgia, 30339, Attn: Prospectus Department or toll-free at 1-(800) 685-4786 or TruistSecurities.prospectus@Truist.com.

Any disclaimers or notices that may appear on this term sheet below the text of this legend are not applicable to this term sheet and should be disregarded. Such disclaimers may have been electronically generated as a result of this term sheet having been sent via, or posted on, Bloomberg or another electronic mail system.